Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated August 18, 2020 to the

Prospectus dated August 18, 2020

Registration No. 333-238633

Southwestern Energy Company

Pricing Term Sheet

August 18, 2020

$350,000,000 8.375% Senior Notes due 2028

The information in this pricing supplement supplements the preliminary prospectus supplement, dated August 18, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Southwestern Energy Company
Guarantees:	The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Issuer’s direct and indirect, wholly owned subsidiaries that guarantee its revolving credit facility
Distribution:	SEC registered
Trade Date:	August 18, 2020
Settlement Date:	T+7; August 27, 2020
Denominations:	$2,000 x $1,000
Aggregate Net Proceeds (After Underwriting Discount and approximately $600,000 of Offering Expenses):	$345,025,000
Principal Amount:	$350,000,000
Security Type:	Senior Note
Ratings*:	Moody’s: Ba3; S&P: BB-
Maturity:	September 15, 2028
Coupon (Interest Rate):	8.375%
Price to Public:	100.000%
Yield to Maturity:	8.375%
Spread to Benchmark Treasury:	+791 basis points
Benchmark Treasury:	UST 0.375% due July 31, 2028
Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2021
Make-Whole Redemption:	T + 50 basis points at any time prior September 15, 2023

Option Redemption:	Redeemable at the prices set forth below plus accrued and unpaid interest if redeemed during the 12 months beginning on September 15 in the specified year:
	Year	Percentage
	2023	104.188%
	2024	102.792%
	2025	101.396%
	2026 and thereafter	100.000%
Change of Control Event:	Offer to purchase at 101% plus accrued and unpaid interest

Special Mandatory Redemption:	Subject to special mandatory redemption at par plus accrued and unpaid interest as provided in the Preliminary Prospectus Supplement if (i) the Merger does not close on or prior to February 12, 2021 or (ii) prior thereto, (a) the Issuer determines that the Merger cannot be consummated or (b) the Issuer determines in its sole discretion that the consummation of the Merger cannot or is not reasonably likely to be satisfied by February 12, 2021

CUSIP Number:	845467AP4

ISIN Number:	US845467AP47

Book-Running Managers:

Citigroup Global Markets Inc.

BofA Securities, Inc.

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Senior Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Co-Managers:	BBVA Securities Inc. Citizens Capital Markets, Inc. Credit Suisse Securities (USA) LLC Fifth Third Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Delivery of the notes is expected to be made against payment therefor on or about August 27, 2020, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day preceding the date on which we deliver the notes to the underwriters for the offering will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling or emailing Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com or Wells Fargo Securities, LLC at 1-704-410-4874 (with such fax to be confirmed by telephone to 1-704-410-4885) or IBCMDCMLSHYLeveragedSyndicate@wellsfargo.com.

Any disclaimers or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Term Sheet having been sent via, or posted on, Bloomberg or another electronic mail system.